Via Facsimile and U.S. Mail
Mail Stop 6010

August 28, 2008

Peter Wang
Chairman, Chief Executive Officer
China Biopharma, Inc.
75 Shuguang Road, Building B
Hangzhou, China 310007

Re: **China Biopharma, Inc.**
Form 10-KSB for Fiscal Year Ended December 31, 2007 filed March 25, 2008
Form 10-QSB for the Six Months Ended June 30, 2008 filed August 14, 2008
File No. 000-50005

Dear Mr. Wang:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB – December 31, 2007

Consolidated Financial Statements

1. It is not clear why you believe you are still in the development stage since you are reporting revenues. Please reference SFAS 7 and advise. If you are in the development stage the statement of shareholders' equity should cover the period from September 13, 2000 to December 31, 2007. In addition, the auditor's report

should cover the cumulative period for the statement of operations, cash flows and shareholders' equity.

Consolidated Balance Sheet, page F-2

2. Describe the facts and circumstances surrounding the creation of "Other Receivables" amounting to $2.9 million at December 31, 2007. Tell us how you determined that this amount is fully collectible within the next twelve month period. Explain why these amounts are classified as operating cash flows on the statement of cash flows.

Consolidated Statements Of Changes In Stockholders' Equity, page F-4

3. It appears that the number of common shares issued in 2006 and 2007 on the statement of changes in stockholders' equity may be aggregated. Disaggregate the total number of shares issued into separate transactions or explain why disaggregation is not necessary.

Consolidated Statements Of Cash Flows, page F-5

4. Direct us to disclosure that discusses the $2.1 million amounts reported as advance payments in 2006 and 2007 on the statement of cash flows. If no disclosure was made, provide disclosure.

Notes To Consolidated Financial Statements, page F-7

Note 1 – Organization And Nature Of Business, page F-7

5. We have the following comments concerning the transfer of ownership of your Chinese subsidiary Zheiiang Guang Tong Wang Luo Co., Ltd to third parties and the transfer of your ownership in China Quantum Communications, Inc. to a former employee.

    a. Please disclose the key facts, circumstances and accounting you applied to each of these transactions. Clarify what you mean by "transfer ownership" and provide a schedule summarizing the fair value of assets sold, liabilities assumed and gain or loss on each transaction and consideration received.
    b. Discuss the impact, if any, of these transactions on goodwill.
    c. Tell us how you considered the guidance in FAS 144 in not presenting "discontinued operations" in your Consolidated Statements of Operations.

6. Expand your disclosure to fully explain how you accounted for the issuance of 3 million shares of common stock to acquire China Biopharma Limited. Provide the disclosures required by SFAS 141 including the purchase price allocation.

Also disclose your accounting for your investment of $1,950,000 in ZTBC. Tell us where the $1,950,000 is reported on the statement of cash flows.

Impairment Loss Of Goodwill, page F-8

7. Please expand your disclosure to include that required under paragraphs 45.c. and 47 of SFAS 142 and paragraphs 25 and 26 of SFAS 144 for goodwill acquired and impairment charges taken for years 2006 and 2007.

Income Taxes, page F-9

8. Please expand your disclosure to provide the minimum Financial Statement Disclosure in accordance with paragraphs 43 through 49 of SFAS 109.

Note 6 – Stockholders'Equity, page F-14

Secured Convertible Promissory Notes, page F-15

9. Please tell us how you applied the provisions of APB 14 in apparently determining that no portion of the debt proceeds should be applied to the warrants at the date of issuance of the notes payable.

10. Please tell us how you assessed the potential existence of a beneficial conversion feature, in accordance with EITF 00-27.

11. Please expand your disclosure to provide your analysis, citing specific authoritative guidance and reference to the features of your Subscription Agreement, demonstrating why you do not account for the warrants issued as a liability similar for derivative instruments within the scope of SFAS No. 133 and EITF 00-19. It would appear that you must register the shares underlying the warrants and maintain the effectiveness of the registration statement while the warrants are outstanding. Refer to paragraph 25 of EITF 00-19.

12. Please expand your disclosure to include your accounting for Registration Payment Arrangements applicable to this debt issuance as required under paragraph 12 of FASB Staff Position No. EITF 00-19-2.

Equity Compensation Plan, page F-17

13. It appears you have not included the minimum required information on Stock-based compensation to meet the disclosure requirements of paragraph 64 of SFAS

123R. Please revise your disclosure accordingly. Refer to paragraphs A240 and A241 of SFAS 123R.

Note 7 – Related Party Transactions, page F-18

14. Please disclose the nature, terms and settlement of the $698,658 "Due from related parties" including how you determined that this amount is fully collectible within the next twelve month period. Ensure that you provide all disclosure required by SFAS 57. It does not appear that these cash flows should be classified as operating on the statement of cash flows. Please revise or advise.

Note 10 – Event Of Default

15. Please provide us with an update on the status of this Event of Default. Tell us what your current status is and intentions are for the Form SB-2 you filed on January 2, 2008 in an attempt to register the shares.

16. Please tell us why you did not include continuing disclosure of the Event Of Default in your Form 10-Q for the Quarter Ended June 30, 2008.

Form 10-QSB – June 30, 2008

17. By letter dated July 18, 2008, you were notified that you are required to file your quarterly reports on Form 10-Q rather than Form 10-QSB. We note that your filing for the fiscal quarter ended June 30, 2008 was made on Form 10-QSB. Please confirm that your next quarterly report will be made on Form 10-Q rather than Form 10-QSB. Also, please confirm that you have evaluated your recently filed quarterly reports and determined whether they contained all required material information, as requested in our letter dated July 18, 2008.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant